WOLFE RESEARCH SECURITIES

Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 1,406,160
Deposit with clearing broker	100,000
Due from brokers	305,340
Marketable securities owned, at fair value	5,191,213
Interest and dividends receivable	40,660
Other assets	50,901
Total assets	7,094,274

Liabilities and Member's Equity

Payable to affiliate	$ 323,292
Accrued expenses and other liabilities	359,810
Total liabilities	683,102
Member's equity	6,411,172
Total liabilities and member's equity	$ 7,094,274

The accompanying notes are an integral part of these statements.